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16013672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
415

SEC FILE NUMBER
8- 32070

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-15 (MM/DD/YY) AND ENDING 12-31-15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Christian Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10916 West Half Moon Pass
(No. and Street)

Littleton	Colorado	80127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Brode 303-279-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive West, Suite 508	Southfield	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug W. Brode, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Christian Financial Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO - Christian Financial Services, LLC

Title

Notary Public



BRIAN ALEXANDER PETERS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20154040290
MY COMMISSION EXPIRES 10/13/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

Report on the Financial Statements
I have audited the accompanying statement of financial condition of Christian Financial Services, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Christian Financial Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility
I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Christian Financial Services, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters
The Supplemental Information has been subjected to audit procedures performed with audit of Christian Financial Services, LLC financial statements. Supplemental Information is the responsibility of Christian Financial Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Christian Financial Services, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended 12-31-2015

Statement of Financial Condition
Christian Financial Services, LLC
December31,2015

		Total
Assets		
	Cash	32,559
	Receivables	10,800
	Total Assets	43,359
Liabilities		
	Total Liabilities	0
Ownership Equity		
	LLC	43,359
	Total Ownership Equity	43,359
	Total Liabilities and Ownership Equity	43,359

The accompanying notes are an integral part of these financial statements

Christian Financial Services, LLC
<u>Financial Statements</u>
Statement of Operations
As of and for the Year-Ended 12-31-2015

Statement of Operations
Christian Financial Services, LLC
31-Dec-15

Revenue		
	Revenue from Investment Company Shares	175,817
	Other Revenue	2
	Total Revenue	175,819
Expenses		
	Other Expenses	4,374
	Total Expenses	4,374
Net Income		171,445

The accompanying notes are an integral part of these financial statements.

Christian Financial Services, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended 12-31-2015

Cash Flows from Operating Activities:

Net Income	171,445
Fixed Assets	0
Accounts Receivable	-8,800
Total Adjustments	-8,800
Net Cash Provided by Operating Activities	162,645

Cash Flows from Financing Activities

Member Distribution	166,200
Net Cash Used by Financing Activities	166,200

Net Increase in Cash	-3,555
Cash at Beginning of Period	36,114
Cash at End of Period	32,559

The accompanying notes are an integral part of these financial statements.

Christian Financial Services, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended 12-31-2015

Statement of Changes to Ownership Equity
Christian Financial Services, LLC
12/31/2015

Balance 1-1-15	38,114
Net Income	171,445
Deductions	166,200
Balance 12-31-15	43,359

The accompanying notes are an integral part of these financial statements.

Christian Financial Services, LLC
<u>Financial Statements</u>
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended 12-31-2015

DOES NOT APPLY – There are no Subordinated Liabilities at the Firm

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Christian Financial Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Christian Financial Services, LLC (the "Company"), is a Colorado limited liability company organized on January 1, 2002. The Company is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operated primary in the Denver Metropolitan Area as an introducing broker under clearing agreements with other broker-dealers.

As a Colorado Limited Liability Company ("LLC"), the Company has the some of the attributes of a sole partnership, a general partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract of the member, much as a limited partnership. The member is protected from personal liability for the act of the LLC,
much like a shareholder of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on a member for participating in the management of the LLC.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; variable annuities and mutual funds. .

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

CHRISTIAN FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Mercury Securities, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Christian Financial Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2015

Computation of Net Capital

Total Stockholder's equity:		$ 43,359.00
Nonallowable assets:		
Other Assets	0.00	
Fixed Assets	0.00	
Accounts receivable – other	2,000.00	(2,000.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 41,359.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 36,359.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 41,359.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	41,359.00
Reconciled Difference	$ (0.00)

Christian Financial Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12-31-2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12-31-2015 the Company had net capital of $41,359 which was $36,359 in excess of its required net capital of $5,000. The Company's net capital ratio was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Christian Financial Services, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Exemptive Provisions Rule 15c3-3

The client is exempt under 15c3-3(k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Christian Financial Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2015

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Christian Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Christian Financial Services, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Christian Financial Services, LLC stated that Christian Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Christian Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Christian Financial Services, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Edward Richardson, Jr. CPA
15565 Northland Drive, Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson:

Please be advised that Christian Financial Services, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i) for the period of January 1, 2015 through December 31, 2015. Christian Financial Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis exclusively in publicly traded investment company shares. Christian Financial Services, LLC's past business has been of a similar nature and has complied with this exemption since its inception in February of 1985.

Doug Brode, CEO of Christian Financial Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Doug Brode has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Christian Financial Services, LLC's compliance with this exemption.

If you would like any additional information or have any questions, feel free to call me directly at 303-279-3130.

Respectfully,

Doug Brode

Christian Financial Services, LLC
Doug Brode - CEO

Christian Financial Services, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12-31-2015